antisense
THERAPEUTICS

31 January 2007

07021088

SEC MAIL PROCESSING
RECEIVED
FEB 12 2007
WASH. D.C. 210 SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

**Re: Antisense Therapeutics Limited**

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

| Date of Announcement/Lodgement | To: | Title | No of pages |
|---|---|---|---|
| 3 January 2007 | ASX | Response to Share Price Query | 3 |
| 4 January 2007 | ASX | ANPO Option Expiration Notice | 1 |
| 24 January 2007 | ASX | Appendix 4C – Quarterly Report | 5 |
| 25 January 2007 | ASX | ATL1102 Phase IIa Multiple Sclerosis Trial Update | 1 |
| 30 January 2007 | ASX | Appendix 4D Interim Financial Report for Half Year ended 31 December 2006 | 15 |

Yours sincerely

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Mark Diamond
**Managing Director**

Encls.

antisense
THERAPEUTICS

Dean Litis
Senior Adviser, Issuers (Melbourne)
Australian Stock Exchange
Level 45, South Tower, Rialto,
525Collins Street
MELBOURNE VIC 3000

SEC MAIL PROCESSING
RECEIVED
FEB 12 2007
WASH. D.C. 210 SECTION

Dear Mr Litis,

Re Price Query

We refer to your email received on Wednesday 3rd January 2007in relation to the increase in the price of Antisense Therapeutics' shares and the increased volume of trading. We provide the following response to your queries:

1. *Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

   No.

2. *If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Not applicable

3. *Is there any other explanation that the Company may have for the price change and increased in volume in the securities of the Company?*

   The Company announced on 20th December, 2006 plans to further develop its second generation antisense drug ATL1103 for growth and sight disorders. The Company currently has another drug (ATL1102 for multiple sclerosis) in Phase II clinical trials and is also aware of continuing positive sentiment internationally with regard to the clinical application of 2nd generation antisense technology.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

   The Company continues to comply with all ASX Listing Rules.

Yours sincerely

Phillip Hains
Company Secretary
Wednesday 3rd January 2007

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL +61 (3) 9827 8999 FAX +61 (3) 9827 1166 WEB WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 45
South Tower
Stock Exchange Centre
525 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 8658
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

3 January 2007

Mr Phillip Hains
Company Secretary
Antisense Therapeutics Limited

By e-mail only

Dear Phillip

**Antisense Therapeutics Limited (the "Company")**

**RE: PRICE QUERY**

We have noted a change in the price of the Company's securities from 4.2 cents at the close of trade yesterday to a high of 5.2 cents at the time of writing. We have also noted an increase in volume of shares traded today.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at dean.litis@asx.com.au or by facsimile on **facsimile number (03) 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. EDST) on** Thursday 4 January 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

## Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

## Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

[Sent electronically, without signature]

Dean Litis
Senior Adviser, Issuers (Melbourne)

antisense
THERAPEUTICS

Thursday, 4th January 2007

# ANPO Option Expiration Notice

The Company wishes to announce that it has been granted a waiver from listing rule 6.24 to the extent necessary to permit the Company not to send notices required by paragraph 6.1 of Appendix 6A in relation to 91,459,525 options (ANPO) expiring on 1 February 2007.

Holders of the options must exercise the options prior to the expiry date otherwise the options will expire.

Details of the options are as follows:

| | |
|---|---|
| * Number of securities held: | 91,459,525 |
| * Exercise price: | 20 cents |
| * Due date for payment: | 1st February 2007 |
| * Consequences of not exercising: | Options will lapse |
| * Latest available option market price: | $ 0.001 |
| * Date quotation will end: | 25th January 2007 |
| * Latest available market price: | $ 0.039 |
| * Highest and lowest market price of underlying securities during the last 3 months: | High $ 0.052 (4th January 2006)<br>Low $ 0.023 (4th October 2006) |

* If all the options described above were converted, the total issued capital of the Company would be 624,812,024 shares on issue (given the difference between the exercise price - 20 cents and the current share price – $0.05 the company notes that the options (ANPO) are currently out of the money and not expected to be exercised).

ANPO option-holders seeking further information may contact the company's offices at: (03) 9824 5254.

For and On behalf of the Board,

Phillip Hains
Company Secretary
Antisense Therapeutics Limited

*Rule 4.7B*

# Appendix 4C – 2nd Quarter

## Quarterly report
## for entities admitted
## on the basis of commitments



Introduced 31/3/2000. Amended 30/9/2001

**Name of Entity:**

Antisense Therapeutics Limited

**ABN:**

41 095 060 745

**Quarter Ended ('Current Quarter')**

31st December 2006

## Consolidated Statement of Cash Flows

| | Cash Flows Related to Operating Activities | Current Quarter $A'000 | Year-to-Date (6 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from customers | - | - |
| 1.2 | Payments for: (a) staff costs | (181) | (590) |
| | (b) advertising and marketing | (17) | (17) |
| | (c) research and development | (162) | (346) |
| | (d) leased assets | - | - |
| | (e) other working capital | (216) | (340) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 112 | 222 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | **Net Operating Cash Flows** | **(464)** | **(1,071)** |

+ See chapter 19 for defined terms.

| | | Current Quarter $A'000 | Year-to-Date (6 months) $A'000 |
|---|---|---|---|
| 1.8 | **Net Operating Cash Flows (carried forward)** | **(464)** | **(1,071)** |
| | <u>**Cash Flows Related to Investing Activities**</u> | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | (3) |
| | (e) other non-current assets | - | - |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | - | - |
| | (b) equity investments | - | - |
| | (c) intellectual property | - | - |
| | (d) physical non-current assets | - | - |
| | (e) other non-current assets | - | - |
| 1.11 | Loans to other entities | - | - |
| 1.12 | Loans repaid by other entities | - | - |
| 1.13 | Other (provide details if material) | - | - |
| | **Net Investing Cash Flows** | **-** | **(3)** |
| 1.14 | **Total Operating and Investing Cash Flows** | **(464)** | **(1,074)** |
| | <u>**Cash Flows Related to Financing Activities**</u> | | |
| 1.15 | Proceeds from issues of shares, options, etc. | 2,070 | 2,070 |
| 1.16 | Proceeds from sale of forfeited shares | - | - |
| 1.17 | Proceeds from borrowings | - | - |
| 1.18 | Repayment of borrowings | - | - |
| 1.19 | Dividends paid | - | - |
| 1.20 | Other (Capital Rasing Costs) | (24) | (24) |
| | **Net Financing Cash Flows** | **2,046** | **2,046** |
| | **Net Increase / (Decrease) in Cash Held** | **1,582** | **972** |
| 1.21 | Cash at beginning of quarter/year to date | 7,629 | 8,239 |
| 1.22 | Exchange rate adjustments to item 1.20 | - | |
| 1.23 | **Cash at End of Quarter** | **9,211** | **9,211** |

+ See chapter 19 for defined terms.

## Payments to Directors of the Entity and Associates of the Directors

## Payments to Related Entities of the Entity and Associates of the Related Entities

| | | Current Quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | 97 |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $89K (YTD: $230K).
(b) Dr Bennett, a director of the Company is Vice President, Research of Isis. A total amount of $7K (YTD: $43K) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $1K (YTD: $67K) was paid to the MCRI for facilities provided and services performed by them for ATL.

## Non-Cash Financing and Investing Activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

## Financing Facilities Available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount Available $A'000 | Amount Used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |

+ See chapter 19 for defined terms.

## Reconciliation of Cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current Quarter $A'000 | Previous Quarter $A'000 |
|---|---|---|
| 4.1 Cash on hand and at bank | 1,711 | 2,129 |
| 4.2 Deposits at call | 7,500 | 5,500 |
| 4.3 Bank overdraft | - | - |
| 4.4 Other - Bank Guarantee / Trust | - | - |
| **Total: Cash at End of Quarter** (item 1.22) | **9,211** | **7,629** |

## Acquisitions and Disposals of Business Entities

| | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|
| 5.1 Name of entity | | - |
| 5.2 Place of incorporation or registration | - | - |
| 5.3 Consideration for acquisition or disposal | - | - |
| 5.4 Total net assets | - | - |
| 5.5 Nature of business | - | - |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign Here:

Print Name: **Phillip Hains** Date: 24th January 2007

Company Secretary

The CFO Solution
www.thecfo.com.au
24/01/07

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

antisense
THERAPEUTICS

25 January 2007

# ATL1102 Phase IIa Multiple Sclerosis Trial Update

On 4 October 2006, Antisense Therapeutics Limited (ANP) advised that is was establishing additional clinical trial sites in certain Central Eastern European (CEE) countries for its Phase IIa trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS) to address the slower than expected rate of patient recruitment from the sites established in Germany.

The Company has now received regulatory approval to start the Phase IIa trial in 3 countries (Bulgaria, Slovak Republic, and Romania) and the clinical trial sites in these countries are now actively screening patients to enroll into the trial. Similar approvals are expected in a further 2 CEE countries before the end of next month. ANP now expects that most of the 80 patients needed for the trial will be recruited from the CEE trial sites.

ANP is pleased to report that overnight the first patient from a CEE trial site has been dosed in the Phase IIa trial.

Based upon discussions with the Clinical Research Organisation conducting this trial and the trial investigators, who have significant experience in running MS trials in these countries, ANP is expecting to be in a position to report trial results in the 4$^{th}$ quarter of 2007. This is slightly later than previous guidance of 3$^{rd}$ quarter 2007.

ANP is not anticipating any material impact on the overall budgeted trial costs and based on its forecasts has sufficient funding in place to complete the trial.

***About ATL1102 for MS***

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

***About Antisense Therapeutics Limited***

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

*Contact Information:*

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

# Appendix 4D
# Interim Financial Report

## for the half year ended
## 31 December 2006

(previous corresponding period: half year ended 31 December 2005)

To be read in conjunction with the 30 June 2006 Annual Report.
In compliance with Listing Rule 4.2A

# DIRECTORS' REPORT

Your directors present their report on the Company, Antisense Therapeutics Limited for the half year ended 31 December 2006.

**Directors**
The following persons were directors of Antisense Therapeutics Limited during the whole of the half-year and up to the date of this report:

| | | |
|---|---|---|
| Mr Robert W Moses | Chairman | |
| Mr Mark Diamond | Managing Director | |
| Dr Chris Belyea | Non-Executive Director | |
| Dr Frank Bennett | Non-Executive Director | Appointed 31 July 2006 |
| Prof Graham Mitchell | Non-Executive Director | |
| Prof George Werther | Non-Executive Director | |
| Dr Stanley Crooke | Non-Executive Director | Resigned 31 July 2006 |

**Review of Operations**

**Results**
The Company reported a loss for the half-year of $2,031,529 (2005: $2,799,607). The loss is after fully expensing all research and development costs.

**Review of Operations**
Detailed below is an update on the status of the Company's development projects and overall operations for the half-year ended 31 December 2006.

Antisense Therapeutics Limited's 30 June 2006 annual report contains detailed background information relating to its operations including its research and development projects and collaboration partners/agreements and should be read in conjunction with this report.

***ATL1102 for Multiple Sclerosis***
ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4). In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 prevents white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

<u>Progress</u>
As previously reported, the Company is currently conducting a Phase IIa clinical trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS). The study, a multi-centre, randomized, double-blinded, placebo-controlled clinical trial in approximately 80 patients with relapsing-remitting MS will assess the activity and safety of the drug in MS patients.

On 4 October 2006, the Company announced that it was establishing additional clinical trial sites in Europe for the Phase IIa trial to address the slower than expected rate of patient recruitment and that it would also modify the patient enrolment criteria in order to further aid recruitment into the trial. ANP has made submissions to relevant regulatory authorities in certain Central Eastern European countries with approximately twenty trial sites to be initiated in these countries.

In the period, the Company also reported positive results from animal experiments which provide further support for the potential of VLA-4 antisense inhibition to treat MS and other autoimmune diseases. In these animal studies conducted by Antisense Therapeutics, treatment with a VLA-4 antisense drug caused a significant increase in total leucocyte count. Increasing levels of circulating leucocytes in the blood is regarded as a valid biological marker for a VLA-4 targeting drug's pharmacological activity. Another key observation from these experiments was that treatment with the antisense drug significantly inhibited VLA-4 on relevant leucocytes (lymphocytes). Importantly, the compound's effect was shown to be maintained for one month after the final dose. This extended duration of effect has been observed with other 2nd generation antisense compounds and suggests the potential for less frequent (e.g., once monthly), and therefore more convenient dosing of these agents in patients.

Antisense Therapeutics also announced in the period that the Japanese Patent Office had granted a patent covering ATL1102 until 2019. The patent forms part of the extensive portfolio of intellectual property protecting ATL1102 and its applications in the treatment of MS, asthma and other diseases. These include granted patents in the US and Australia which run till 2018 and 2019 respectively. In Europe, the Company has received notification from the European Patent Office of their intention to grant a patent on ATL1102 that would also run till 2019. Antisense Therapeutics has an exclusive license to ATL1102 from its collaboration partner Isis Pharmaceuticals Inc. in the US.

Outlook

The Company has recently received regulatory approval to start the Phase IIa trial in 3 Central Eastern European (CEE) countries (Bulgaria, Slovak Republic, and Romania). Similar approvals are expected in a further 2 CEE countries. The Company now expects that most of the 80 patients needed for the trial will be recruited from the CEE trial sites and is expecting to be in a position to report trial results in the 4th quarter of 2007.

***ATL1103 for Growth and Sight Disorders***

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet) and diabetic retinopathy. The latter disorder is a common disease of the eye and a major cause of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Progress and Outlook

In animal study results previously reported by the Company, ATL1103 demonstrated its intended therapeutic action by significantly reducing IGF-I levels in the blood. Suppression of IGF-I in the blood is an important indicator of clinical benefit in the treatment of acromegaly and diabetic retinopathy. In a primate study, monkeys were injected with ATL1103 over a 6 week period. IGF-I levels were suppressed by 35% relative to placebo, a level of effect, which if achieved in humans, would provide potential therapeutic benefit.

ATL1103 has also demonstrated its intended therapeutic action in an animal model of retinopathy by significantly reducing retinal neovascularisation (the growth of abnormal new blood vessels). In the human disease, these new abnormal blood vessels break and bleed into the eye leading to scarring within the eye and, in turn, blindness if not treated.

After a successful capital raising in November 2006, on 20 December 2006 the Company announced its intention to progress ATL1103 towards clinical development and that sufficient quantities of the drug were to be manufactured for pre-clinical safety and initial human clinical trials which would then be formulated into injectable product to be used in the requisite pre-clinical toxicology studies planned for the 2nd Half of 2007

***Capital Raising***

On 13 November 2006 the company announced that it had received subscriptions through a private placement to 2 overseas institutions for the issue of 69,000,000 ordinary shares in ANP at 3 cents per share to raise $2.07 million.

### *Financial Position*

The company's current cash reserves of $9 million are expected to be sufficient to fund activities for at least the next twelve months.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

### *Retirement and Appointment of Non-Executive Directors*

On 7 July 2006, the Board of Directors of Antisense Therapeutics Limited accepted the retirement of Dr. Stanley Crooke as Non-Executive Director of the Company and concurrently appointed Dr. C. Frank Bennett, Senior Vice President of Research at Isis Pharmaceuticals, Inc. as a Non-Executive Director to fill the vacancy created by Dr. Crooke's departure on 31 July 2006.

### *Biotechnology Companies – Inherent Risks*

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this report for the period ended 31 December 2006.

**Auditors' Independence Declaration**

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors.

Mr Robert W Moses
Chairman

Mr Mark Diamond
Managing Director

Melbourne
Dated 30 January 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

## Auditor's Independence Declaration to the Directors of Antisense Therapeutics Limited

In relation to our review of the interim financial report of Antisense Therapeutics Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Joanne Lonergan
Partner

Date: 30 January 2007

# Appendix 4D for the Half Year Ended 31 December 2006

## Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2006
Previous Reporting Period - Half year Ended 31 December 2005

| | | | | |
|---|---|---|---|---|
| Revenues | up | 10.43% | to | $232,216 |
| Loss after tax attributable to members | down | 27.44% | to | ($2,031,529) |
| Net loss for the period attributable to members | down | 27.44% | to | ($2,031,529) |

| Dividends (distribution) | Amount per Security | Franked Amount per Security |
|---|---|---|
| Final dividend | n/a | n/a |
| Previous corresponding period | n/a | n/a |

**Net Tangible Asset per Security (cents per security)**

| | |
|---|---|
| As at 31 December 2006 | 1.65 |
| As at 31 December 2005 | 1.92 |

| | |
|---|---|
| Record date for determining entitlements to the dividend, (in the case of a trust, distribution) | n/a |

Explanation of the above information:

Refer to the Directors' Report - Review of Operations.

# CONDENSED INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

| | 31 December 2006<br>$ | 31 December 2005<br>$ |
|---|---|---|
| Revenue | 232,216 | 210,279 |
| Other income | - | 94,716 |
| Depreciation Expenses | (8,225) | (9,471) |
| Administration Expenses | (615,721) | (625,979) |
| Occupancy Expenses | (50,870) | (47,095) |
| Patent Expenses | (37,668) | (102,759) |
| Research and Development Expenses | (1,093,571) | (1,659,400) |
| Share Based Payments | (5,754) | (6,509) |
| Research and Development Expenses - amortisation of intellectual property | (445,534) | (638,750) |
| FX Losses | (6,402) | (14,639) |
| **LOSS BEFORE INCOME TAX** | (2,031,529) | (2,799,607) |
| INCOME TAX EXPENSE | - | - |
| **NET LOSS FOR THE PERIOD** | (2,031,529) | (2,799,607) |
| | **Cents** | **Cents** |
| **Loss per share for loss attributable to the ordinary equity holders of the Company:** | | |
| Basic loss per share | (0.42) | (0.79) |
| Diluted loss per share | (0.42) | (0.79) |

# CONDENSED BALANCE SHEET AS AT 31 DECEMBER 2006

| | Note | 31 December 2006<br>$ | 30 June 2006<br>$ |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | | 9,211,145 | 8,239,330 |
| Trade and other receivables | | 52,924 | 91,593 |
| Prepayments | | 117,963 | 318,327 |
| **TOTAL CURRENT ASSETS** | | 9,382,032 | 8,649,250 |
| **NON-CURRENT ASSETS** | | | |
| Property, plant and equipment | | 16,131 | 21,481 |
| Intangible assets | | - | 445,534 |
| **TOTAL NON-CURRENT ASSETS** | | 16,131 | 467,015 |
| **TOTAL ASSETS** | | 9,398,163 | 9,116,265 |
| **CURRENT LIABILITIES** | | | |
| Trade and other payables | | 505,288 | 216,453 |
| Provisions | | 41,222 | 75,670 |
| **TOTAL CURRENT LIABILITIES** | | 546,510 | 292,123 |
| **NON-CURRENT LIABILITIES** | | | |
| Provisions | | 35,772 | 30,907 |
| **TOTAL NON-CURRENT LIABILITIES** | | 35,772 | 30,907 |
| **TOTAL LIABILITIES** | | 582,282 | 323,030 |
| **NET ASSETS** | | 8,815,881 | 8,793,235 |
| **EQUITY** | | | |
| Issued capital | 5 | 39,263,260 | 37,214,839 |
| Reserves | 6 | 744,657 | 738,903 |
| Accumulated Losses | | (31,192,036) | (29,160,507) |
| **TOTAL EQUITY** | | 8,815,881 | 8,793,235 |

The accompanying notes form part of these financial statements.

# CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2006

| | Note | Issued Capital | Reserve | Accumulated Losses | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |
| Balance at 30 June 2005 | | 33,836,565 | 725,885 | (23,698,106) | 10,864,344 |
| Exercise of options | | 100 | - | - | 100 |
| Options issued | | - | 6,509 | - | 6,509 |
| Loss for the period | | - | - | (2,799,607) | (2,799,607) |
| Balance at 31 December 2005 | | 33,836,665 | 732,394 | (26,497,713) | 8,071,346 |
| Issue of shares | | 3,600,000 | - | - | 3,600,000 |
| Transaction costs arising on share issues | | (221,826) | - | - | (221,826) |
| Cost of share-based payment | | - | 6,509 | - | 6,509 |
| Loss for the period | | - | - | (2,662,794) | (2,662,794) |
| Balance at 30 June 2006 | | 37,214,839 | 738,903 | (29,160,507) | 8,793,235 |
| Issue of shares | (5) | 2,070,000 | - | - | 2,070,000 |
| Transaction costs arising on share issues | | (21,579) | - | - | (21,579) |
| Cost of share-based payment | | - | 5,754 | - | 5,754 |
| Loss for the period | | - | - | (2,031,529) | (2,031,529) |
| Balance at 31 December 2006 | | 39,263,260 | 744,657 | (31,192,036) | 8,815,881 |

The accompanying notes form part of these financial statements.

# CONDENSED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

| | 31 December 2006<br>$ | 31 December 2005<br>$ |
|---|---|---|
| **CASH FLOWS RELATED TO OPERATING ACTIVITIES** | | |
| Payments to suppliers and employees | (1,295,801) | (2,142,774) |
| Interest received | 222,069 | 213,969 |
| Receipt of government grants | - | 69,213 |
| **NET OPERATING CASH FLOWS** | (1,073,732) | (1,859,592) |
| **CASH FLOWS RELATED TO INVESTING ACTIVITIES** | | |
| Payment for purchases of plant and equipment | (2,874) | (1,592) |
| **NET INVESTING CASH FLOWS** | (2,874) | (1,592) |
| **CASH FLOWS RELATED TO FINANCING ACTIVITIES** | | |
| Proceeds from issues of securities | 2,070,000 | 100 |
| Capital raising costs | (21,579) | - |
| **NET FINANCING CASH FLOWS** | 2,048,421 | 100 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 971,815 | (1,861,084) |
| Cash and cash equivalents at the beginning of the period | 8,239,330 | 8,821,132 |
| **CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD** | 9,211,145 | 6,960,048 |

# NOTES TO THE FINANCIAL STATEMENTS

**Note 1. Basis of Preparation**

The general purpose financial report for the half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This half year financial report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Antisense Therapeutics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2006.

Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the financial statements and notes of the entity comply with International Financial Reporting Standards.

**Note 2. Dividends**

The Company resolved not to declare any dividends in the period ended 31 December 2006.

**Note 3. Segment Information**

The Company operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

**Note 4. Contingent Liabilities and Assets**

There has been no change in contingent liabilities and assets since the last annual reporting date.

**Note 5. Issued Capital**

| | 31 December 2006 | | 30 June 2006 | |
|---|---|---|---|---|
| | **No.** | **$** | **No.** | **$** |
| Fully Paid Ordinary Shares | 533,352,499 | 39,263,260 | 464,352,499 | 37,214,839 |

During the half year ended 31 December 2006, the Company issued 69 million shares to professional investors for $0.03 per share, before costs.

**Note 6. Reserves**

| | 31 December 2006 | | 30 June 2006 | |
|---|---|---|---|---|
| | **No.** | **$** | **No.** | **$** |
| Options over Fully Paid Ordinary Shares | 96,509,525 | 744,657 | 116,509,525 | 738,903 |

On 30 November 2006, 20 million options expired. On 1 February 2007, 91,459,525 options will expire.

**Note 7. Events Subsequent to Reporting Date**

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

# DIRECTORS' DECLARATION

The directors' of the Company declare that:

1. The financial statements and notes, as set out on pages 7 to 12:

   (a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

   (b) give a true and fair view of the Company's financial position as at 31 December 2006 and of its performance for the half-year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Robert W Moses
Chairman

Mr Mark Diamond
Managing Director

Dated 30 January 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

**To the members of Antisense Therapeutics Limited**

**Report on the Half-Year Financial Report**

We have reviewed the accompanying interim financial report of Antisense Therapeutics Limited, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration.

*Directors' Responsibility for the Half Year Financial Report*

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations), the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*, other mandatory financial reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D. As the auditor of Antisense Therapeutics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

*Independence*

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

*Conclusion*
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Antisense Therapeutics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's financial position as at 31 December 2006 and of its performance for the 6 months ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne

Date: 30 January 2007



END